$1,500,000,000	FILED PURSUANT TO RULE 433

3.300% SENIOR NOTES DUE 2025	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (review for upgrade)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Trade Date:	April 22, 2015
Settlement Date:	April 27, 2015 (T+3 days)
Maturity:	April 27, 2025
Par Amount:	$1,500,000,000
Semi-Annual Coupon:	3.300% per annum
Re-offer Spread to Benchmark:	T10 + 135 basis points
Re-offer Yield:	3.322% per annum
Public Offering Price:	99.814%
Net Proceeds to Citigroup:	$1,490,835,000 (before expenses)
Interest Payment Dates:	The 27th of each April and October, beginning October 27, 2015. Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers

  Banca IMI S.p.A.

  Barclays Capital Inc.

  Credit Agricole Securities (USA) Inc.

  Credit Suisse Securities (USA) LLC

  Goldman, Sachs & Co.

  ING Financial Markets LLC

  Natixis Securities Americas LLC

  RBS Securities Inc.

$1,500,000,000	FILED PURSUANT TO RULE 433

3.300% SENIOR NOTES DUE 2025	FILE NO. 333-192302

Junior Co-Managers:

  ANZ Securities, Inc.

  BBVA Securities Inc.

  Blaylock Beal Van, LLC

  C.L. King & Associates, Inc.

  Cabrera Capital Markets, LLC

  CastleOak Securities, L.P.

  Commerz Markets LLC

  Great Pacific Securities

  Lebenthal & Co., LLC

  Mischler Financial Group, Inc.

  nabSecurities, LLC

  National Bank of Canada Financial Inc.

  Nomura Securities International, Inc.

  RB International Markets (USA) LLC

  Samuel A. Ramirez & Company, Inc.

  Scotia Capital (USA) Inc.

  SMBC Nikko Securities America, Inc.

  TD Securities (USA) LLC

CUSIP:	172967JP7
ISIN:	US172967JP75

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.